DEUTSCHE FAMILY OF FUNDS, INC.

                               MULTIPLE CLASS PLAN

     This Multiple Class Plan ("Plan") is adopted by DEUTSCHE FAMILY OF FUNDS, INC. (the "Corporation"), a Maryland corporation, with respect to the classes of shares ("Classes") of the portfolios of the Corporation (the "Funds") set forth on exhibit(s) hereto.



     1.    PURPOSE

     This Plan is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Rule"), in connection with the issuance by the Corporation of more than one class of shares of any or all of the Funds in reliance on the Rule and to make payments as contemplated herein.


     2.    SEPARATE ARRANGEMENTS / CLASS DIFFERENCES

     a. DESIGNATION OF CLASSES: The Funds, except Deutsche U.S. Money Market Fund, set forth on exhibit(s) hereto offer two classes of shares: Class A Shares and Class B Shares. Deutsche U.S. Money Market Fund Fund offers three classes of shares: Institutional Class Shares, DB Class Shares and Retail Class Shares.

     b. CATEGORIES/TYPES OF INVESTORS ELIGIBLE TO PURCHASE EACH CLASS OF SHARES:

     Class A Shares and Class B Shares are sold to the same types of investors. The investor is able to choose between a front-end sales load (Class A Shares) or a contingent deferred sales charge (Class B Shares). Institutional Class Shares are sold only to certain qualified investors as defined in the prospectus. DB Class Shares are sold to small separate accounts. Retail Class Shares are sold to clients of broker-dealers.

     c. SALES LOADS: A maximum sales charge of 5.5% and 4.5% of offering price is imposed on purchases of Class A Shares in the equity funds and the bond funds, respectively. Certain purchases of Class A Shares are not subject to a sales charge. As a result, Class A Shares are not subject to any charges when they are redeemed, unless they were purchased with proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Edgewood Services, Inc

     Class B Shares are sold without an initial sales charge, but are subject to a contingent deferred sales charge.

           d. 12B-1 FEES: Under the applicable Plan adopted pursuant to Rule 12b- 1 of the Investment Company Act of 1940, as amended, certain Funds are authorized to pay distribution fees of 0.75 of 1% of the average daily net assets of Class B Shares. Under the applicable Service Plan, certain Funds are authorized to pay service fees of 0.25 of 1% of the average daily net assets of Class A Shares, Class B Shares or Retail Class Shares.

           e. MINIMUM INVESTMENTS: The minimum initial purchase for all classes is $5,000 and the minimum subsequent purchase is $500.

           f. VOTING RIGHTS: Shareholders of each Class are entitled to one vote for each share held and fractional votes for each fractional share held on the record date for the election of Directors and any other matter requiring a shareholder vote. Shareholders of the Corporation will vote in the aggregate and not by Fund or Class except (i) as otherwise expressly required by law or when the Directors determine that the matter to be voted upon affects only the interests of the shareholders of a particular Fund or Class, and (ii) only holders of a Class will be entitled to vote on matters submitted to shareholder vote with respect to the Rule 12b-1 Plan applicable to such Class.

           g.   SPECIAL SERVICES OR FEATURES RELATED TO PURCHASING OR REDEEMING
                SHARES:

           Shareholders who have redeemed their Class A Shares have the privilege of reinstating their accounts by purchasing Class A shares of the Funds, at net asset value without a sales charge, up to the dollar amount redeemed. The privilege must be exercised within 90 days of the date of the redemption request.



     3.    EXPENSE ALLOCATIONS

           12B-1 FEES: Expenses incurred pursuant to the Rule 12b-1 Plan will be borne solely by the relevant Class of the relevant Fund.



     4.    CONVERSION FEATURES

           Class B Shares will automatically convert into Class A Shares on or about the fifteenth of the month eight full years after the purchase date.



     5.    MONITORING

           The Directors will monitor the Corporation for the existence of any material conflicts between the interests of the various Classes and will


Deutsche Family of Fund, Inc.                      2                     1997
take such action as might be reasonably necessary to eliminate any such conflicts. The Manager and the Distributor will be responsible for reporting any potential or existing conflicts to the Directors and if a conflict arises the Manager at its own expense will take appropriate action to remedy such conflict up to and including the establishment of a new registered investment company.



     6.    EFFECTIVENESS

         This Plan shall become effective with respect to each Class, (i) to the extent required by the Act, after approval by a majority vote of: (a) the Corporation's Board of Directors; (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan , and
(ii) upon execution of an exhibit adopting this Plan with respect to such Class.



     7.    AMENDMENT

         Any material amendment to this Plan will be effective after approval by a majority vote of: (a) the Corporation's Board of Directors; and (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan.




Deutsche Family of Fund, Inc.                      3                    1997

                                    EXHIBIT A
                                     to the
                               Multiple Class Plan

                         DEUTSCHE FAMILY OF FUNDS, INC.

                         Deutsche European Mid-Cap Fund
                           Deutsche German Equity Fund
                          Deutsche Japanese Equity Fund
                            Deutsche German Bond Fund
                            Deutsche Global Bond Fund
                              Deutsche Top 50 World
                             Deutsche Top 50 Europe
                              Deutsche Top 50 Asia
                               Deutsche Top 50 US
                                 Class A Shares
                                 Class B Shares

                         Deutsche U.S. Money Market Fund
                              Institutional Shares
                                    DB Shares
                               Retail Class Shares


         This Multiple Class Plan is adopted by Deutsche Family of Funds, Inc. with respect to the Classes of Shares of the Fund of the Corporation set forth above.

         Witness the due execution hereof this day of , 1997.


                             DEUTSCHE FAMILY OF FUNDS, INC.


                              By:
                                 President




Deutsche Family of Fund, Inc.                      5